SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)
(Amendment No. 1)

The Pepsi Bottling Group, Inc.
______________________________________________________________
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
______________________________________________________________
(Title of Class of Securities)

713409 10 0
______________________________________________________________
(CUSIP Number)

April 16, 2001
______________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[x]	Rule 13d-1(d)

__________

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 713409 10 0	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
PepsiCo, Inc., I.R.S. Identification No. 13-1584302
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[ ]
(b)[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON REPORTING WITH	5	SOLE VOTING POWER 106,011,368*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 106,011,368*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,011,358*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
37.70%*
12	TYPE OF REPORTING PERSON
CO

        * See response to Item 4.

CUSIP No. 713409 10 0	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:
The Pepsi Bottling Group, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
One Pepsi Way, Somers, New York 10589
Item 2(a).	Name of Person Filing:
PepsiCo, Inc.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
700 Anderson Hill Road, Purchase, New York 10577
Item 2(c).	Citizenship:
North Carolina
Item 2(d).	Title of Class of Securities:
Common Stock, Par Value $.01 Per Share
Item 2(e).	CUSIP Number:
713409 10 0
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a) - (j): Not applicable.

CUSIP No. 713409 10 0	13G	Page 4 of 6 Pages

Item 4.	Ownership:

PepsiCo, Inc. (“PepsiCo”) owns 105,911,358 shares of Common Stock and 100,000 shares of Class B Common Stock of the Issuer, which amounts reflect (i) the sale of 2,000,000 shares of Common Stock by PepsiCo between April 16, 2001 and May 11, 2001, (ii) a 2-for-1 stock split of the Common Stock and the Class B Common Stock that became effective on November 27, 2001 and (iii) the conversion of 38,350 shares of Class B Common Stock into 38,350 shares of Common Stock by PepsiCo on November 27, 2001. Each share of Class B Common Stock of the Issuer is convertible into one share of Common Stock (i) at PepsiCo’s option, or (ii) automatically upon the transfer of such share of Class B Common Stock by PepsiCo to any person other than an affiliate or subsidiary of PepsiCo.

(a)	Amount Beneficially Owned:
106,011,358
(b)	Percent of Class:
37.7% of the total shares of Common Stock
42.8% of the total voting power, computed based on 250 votes per share of Class B Common Stock
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:	106,011,358
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	106,011,358
(iv)	Shared power to dispose or to direct the disposition of:	0
Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable

CUSIP No. 713409 10 0	13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certification.
Not Applicable

CUSIP No. 713409 10 0	13G	Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 11, 2002 (Date)
PepsiCo, Inc.
By:/S/ MATTHEW M. MCKENNA (Signature)
MATTHEW M. MCKENNA SENIOR VICE PRESIDENT OF FINANCE